February 3, 2025

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

       Re: Syra Health Corp
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284498
Dear Deepika Vuppalanchi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jeff Fessler